Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On October 29, 2003, chinadotcom issued the following CEO message via email to its employees:

Dear employees of chinadotcom,

Today the company announced its earnings to the financial markets for the Q3 2003 period. Thanks to the efforts of you and your colleagues, we posted the best financial performance in the company’s history, posting our fourth consecutive quarter of US GAAP profits, third quarter of revenue growth, improved gross margins and an increase in our net cash balance.

Some key highlights are below but please take time to look over the entire press release and listen to the call we held with investors at www.corp.china.com

–    Total company revenues grew 104% to US$24.4 million compared to US$12.1 million in Q3 2002, and rose 14% quarter-on-quarter.

–    Our gross margin increased to 48% in Q3 2003 compared to 37% in Q3 2002, and 44% in Q2 2003.

–    The company’s net profit was US$6.1 million compared to a loss of US$3.3 million in Q3 2002 and rose 51% quarter-on-quarter.

–    As I discussed in my September letter to you, we’ve made significant progress in the company’s drive to be a global leader in software for manufacturers by the 51% acquisition of European supply chain management (SCM) software company IMI and intention to acquire US-based NASDAQ-listed enterprise resource planning (ERP) software company Ross Systems.

–    Updating you on the Ross acquisition, we filed the Form F-4 (the document describing the proposed merger to the Securities and Exchange Commission in the US) in October and it’s now being reviewed. From there an iterative process begins to respond to specific questions that might arise during the review. In short, moving to the phase of shareholder approval is contingent upon SEC approval and we cannot predict exactly how long that process will take. After the review is a Ross shareholder vote and we hope to successfully conclude the acquisition either late Q4 2003 or Q1 2004. We have begun weekly meetings between our two teams and we are coordinating activities during this pre-merger period. Ross has sent staff to China and Hong Kong and we’ve announced the first development initiative whereby CDC Software in China will assist in the development of the Executive Analytics application. This module is complimentary to Ross’ iRenaissance product line and will be distributed to Ross’ global customer base. In November, we are sending a number of CDC Software staff to Ross World, Ross System’s annual customer conference, in the US where we have opportunities to speak and introduce our products to the Ross customers.

chinadotcom’s core focus is software and applications for the manufacturing and mobile sectors in China and internationally. The key to our growth strategy is the acquisition of compatible businesses that can quickly add value to our existing software and mobile offering. I was pleased to announce in today’s call other items we accomplished in past 3 months, notably:

–    During the quarter, the company worked to maximize opportunities in the mobile applications sector in China and internationally by leveraging upon its various mobile and portal units, including the company’s portal and Newpalm SMS business operated by its Hong Kong Growth Enterprise Market-listed company, hongkong.com (Ticker Symbol: 8006), the company’s extensive knowledge base and work on CDMA mobile applications in Korea including relationships with leading mobile phone operators such as SK Telecom and Korea Telecom Freetel, content service providers including java-based multi-player games and other mobile application developers in Korea, its mobile expertise and data mining operations in Australia, and its initial agreement with respect to a joint-venture with European-based Jamba! to expand their large mobile audio/visual products catalogue into China. With mobile growth in China and internationally being fuelled by demand for mobile data services, we expect great developments from in this area down the road.

–    We signed a letter of intent to form a 50/50 joint venture with leading European operator-independent wireless entertainment provider, Jamba! to expand our mobile service and applications to Europe and the US by leveraging Jamba!’s extensive distribution network and also bring the world-class mobile technologies to the China market. I’m sure you will all enjoy Jamba!’s mobile entertainment products such as single and multiplayer java games, polyphonic ringtones, colour wallpapers and multi-media services. We are looking into ways how we can best offer these products to employees in the near future.

–    We acquired the IP rights to Executive Suite, a leading financial performance management and business intelligence (BI) application based on Microsoft technologies. The product is maintained and distributed in Europe, Middle East and Africa and is a fully integrated financial management BI application providing budgeting, planning, forecasting, consolidation, reporting and analytical functionality. Executive Suite provides great cross selling opportunities into our existing customer base including IMI customers, and Ross customers if and when we complete the Ross deal. We are actively recruiting business partners and supported by Microsoft, we have recently launched Executive Suite into the Australian, Singapore and China markets.

–    Through CDC Outsourcing and our units like Praxa, Ion Global and PKIS, we are taking advantage of the global trend of companies looking to outsource to China by positioning our own CMM-certified China-based Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Cross-training the enlarged consulting team worldwide in our combined portfolio of products and software suites is an important goal. Congratulations to those involved in extending our service contracts with clients and the numerous new client wins this quarter.

Finally, we have been adding to our people strength through our acquisitions. Many professionals who joined the chinadotcom family during the past twelve months will be key builders of our future. They complement all of you, our long serving employees, who I know have become more seasoned and capable through tackling the company’s development challenges and opportunities. For all employees alike the period ahead should be exciting and productive.

If you have question about this email, our manufacturing and mobile strategy or any company-wide issue, please feel free to give me a call or drop me an email and I will be happy to answer your questions. Look for details of today’s announcements on the corporate website, www.corp.china.com.

Peter Yip

Chief Executive Officer

chinadotcom corporation

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross have filed a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross expects to mail the proxy statement/prospectus to shareholders of Ross. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully because they contain important information about CDC Software and Ross. Investors and security holders can obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.